Exhibit 99.1

Vermilion Energy Inc. Announces 2012 Year-End Summary Reserves and Resource Information

CALGARY, March 4, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (VET - TSX) is pleased to announce summary 2012 year-end reserves and resource information.  The estimates of reserves and resources and other oil and gas information contained in this news release has been estimated by GLJ Petroleum Consultants Ltd. ("GLJ") and has been prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGEH"). For additional information about Vermilion, including Vermilion's statement of reserves data and other information in Form 51-101F1, please review the Company's Annual Information Form for the year ended December 31, 2012, to be filed on SEDAR at www.sedar.com on or before March 31, 2013.

HIGHLIGHTS

•	Total proved ("1P") reserves increased 9.1% to 105.3 million boe, while total proved plus probable ("2P") reserves increased 12.7% to 164.9 million boe.
•	Replaced 235% of 2012 total production, adding 32.5 million boe of 2P reserves with 19.2 million boe (59%) of 2P reserves additions coming from exploration and development ("E&D") activities and 13.2 million boe (41%) of 2P reserves additions through acquisitions.
•	Replaced 139% of 2012 total production through E&D activities. Excluding development related expenditures at Corrib, Vermilion reinvested only 71% of fund flows from operations to achieve an average cost of $20.48 /boe for E&D related 2P reserves additions and a recycle ratio of 2.7 times. Including Corrib related development expenditures, Vermilion reinvested 81% of fund flows from operations to achieve an average cost of $23.53 /boe for E&D related 2P reserves additions and a recycle ratio of 2.4 times.
•	Replaced 245% of 2012 total crude oil production, adding 21.5 million boe of 2P crude oil reserves comprised of 16.5 million boe (77%) of 2P Brent-based crude oil reserves and 5.0 million boe (23%) of 2P Canadian based light oil reserves. Vermilion added 12.9 million boe (60%) of 2P Brent-based crude oil reserves at an average cost of approximately $14 /boe through completion of two separate acquisitions in France during 2012.
•	GLJ estimated contingent resources of 83.9 million boe (low estimate) to 231.8 million boe (high estimate), with a best estimate of 160.9 million boe, and prospective resources of 9.6 million boe (low estimate) to 541.0 million boe (high estimate), with a best estimate of 249.4 million boe (See "Contingent and Prospective Resources" in this news release).
•	Achieved finding and development ("F&D") costs (excluding future development costs ("FDC")) for 2P reserves of $23.53 /boe, and finding, development and acquisition ("FD&A") costs (excluding FDC) for 2P reserves of $19.52 /boe. This compares to average F&D and FD&A costs (excluding FDC) for 2P reserves on a three-year basis of $26.34 /boe and $24.64 /boe, respectively, and on a five-year basis of $26.67 /boe and $23.30 /boe, respectively. All in FD&A costs (including FDC) in 2012 for 2P reserves were $23.36 /boe resulting in a recycle ratio of 2.4 times.
•	2012 year-end 2P reserves were comprised of 39% Brent-based light crude, 19.5% Canadian-based light crude, 20% European natural gas, 18% Canadian natural gas and 3.5% natural gas liquids.
•	Reserve life index increased to 12.5 years for 2P reserves and 8.0 years for 1P reserves based on year-end 2012 reserves and annualized fourth quarter 2012 production.
•	At year-end 2012, Vermilion had booked 267.1 net Cardium wells as compared to 207.7 net Cardium wells at the end of 2011. Average booked 2P reserves per well remain relatively consistent at approximately 155.8 mboe/well.

DISCLAIMER

Certain statements included or incorporated by reference in this news release may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this annual information form may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth, estimated contingent resources and prospective resources;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	the estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Company to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding the Company's financial strength and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in the Company's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Company's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Company to add production and reserves through exploration and development activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Company; and
•	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

RESERVES, FUTURE NET REVENUE AND OTHER OIL AND GAS INFORMATION

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ, independent petroleum engineering consultants in Calgary in a report dated February 14, 2013 with an effective date of December 31, 2012 (the "GLJ Report").  The GLJ Report was prepared in accordance with National Instrument 51-101 and COGEH.

Reserves and other oil and gas information in this news release is effective December 31, 2012 unless otherwise stated.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations.  Future net production revenues estimated by the GLJ Report do not represent the fair market value of the reserves.  Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report.  There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Ireland and the Netherlands are established using deterministic methodology.  Total proved reserves are established at the 90 percent probability (P90) level.  There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves.  Total proved plus probable reserves are established at the 50 percent probability (P50) level.  There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

Estimates of reserves have been made assuming that development of each property, in respect of which estimates have been made, will occur without regard to the availability of funding required for that development.

With respect to finding and development costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Pricing used in the forecast price estimates is set forth in the table below and referenced in the notes to subsequent tables.

Table 1: Forecast Prices used in Estimates (8)

	Light and Medium Crude Oil			Crude Oil	Natural Gas Canada	Natural Gas France	Natural Gas Netherlands	Natural Gas Liquids	Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Brent Blend FOB North Sea ($US/bbl)	AECO Gas Price ($Cdn/MMBtu)	National Balancing Point (UK)	Gas Price ($Cdn/Mcf)	FOB Field Gate ($Cdn/bbl)	Percent Per Year	($US/$Cdn)
2012	94.10	86.86	81.56	111.60	2.45	9.37	9.70	65.42	1.6	1.001
Forecast
2013	90.00	85.00	79.90	105.00	3.38	9.13	9.68	65.38	2.0	1.000
2014	92.50	91.50	84.18	102.50	3.83	9.32	9.88	71.37	2.0	1.000
2015	95.00	94.00	86.48	102.50	4.28	9.76	10.35	75.51	2.0	1.000
2016	97.50	96.50	88.78	102.50	4.72	10.25	10.86	77.52	2.0	1.000
2017	97.50	96.50	88.78	100.00	4.95	10.00	10.60	77.52	2.0	1.000
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	1.000

All forecast prices in Table 1 above provided by GLJ. For 2012, the price of Vermilion's natural gas in the Netherlands was based on pricing established by GasTerra, a state owned entity which purchases all natural gas produced by Vermilion in the Netherlands.  For 2012, the natural gas price in the Netherlands was calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.  France natural gas production was benchmarked to National Balancing Point (UK).  The benchmark price for Australia and France crude oil was Dated Brent. The benchmark price for Canadian crude oil was Edmonton Par and Canadian natural gas was priced against AECO.  For the year ended December 31, 2012, the average realized sales prices before hedging were $117.03 per bbl (Australia) and $107.67 per bbl (France) for Brent-based crude oil, $82.84 per bbl for Canadian-based crude oil and NGLs, $9.81 per Mcf for European natural gas and $2.52 per Mcf for Canadian natural gas.

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2012:

Table 2: Capital Costs Incurred

	Acquisition Costs
(M$)	Proved Properties	Unproved Properties	Exploration Costs (1)	Development Costs	Total Costs
Australia	-	-	-	49,389	49,389
Canada	69	-	39,045	236,634	275,748
France	169,597	-	-	47,382	216,979
Ireland	-	-	-	58,764	58,764
Netherlands	-	-	272	21,052	21,324
Total	169,666	-	39,317	413,221	622,204

Note:
(1) Includes costs of acquiring undeveloped lands.

The following table sets forth the reserve life index based on total proved and proved plus probable reserve and fourth quarter 2012 production of 36,265 boe/d.

Table 3: Reserve Life Index

Commodity	Production	Reserve Life Index (years)
	Fourth Quarter 2012	Total Proved	Proved Plus Probable
Oil and natural gas liquids (bbl/d)	24,875	7.1	11.2
Natural gas (mcf/d)	68,344	9.8	15.2
Oil Equivalent (boe/d)	36,265	8.0	12.5

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs.  For Canada, the tables following include Alberta gas cost allowance.

The following tables may not total due to rounding.

Table 4: Oil and Gas Reserves - Based on Forecast Prices and Costs (8)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		BOE
	Gross (1)	Net (1)	Gross (1)	Net (1)	Gross (1)	Net (1)	Gross (1)	Net (1)	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Producing (2) (5)
Australia	10,327	10,327	-	-	-	-	-	-	10,327	10,327
Canada	9,521	7,890	17	16	66,035	59,340	2,360	1,564	22,905	19,361
France	30,898	28,962	-	-	1,377	1,336	-	-	31,127	29,184
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	20,778	20,778	33	33	3,496	3,496
Total Proved Developed Producing	50,746	47,179	17	16	88,190	81,453	2,393	1,597	67,855	62,368
Proved Developed Non-Producing (2) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	549	478	-	-	7,032	6,424	154	114	1,875	1,662
France	602	576	-	-	-	-	-	-	602	576
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	15,828	15,828	29	29	2,667	2,667
Total Proved Developed Non-Producing	1,151	1,054	-	-	22,860	22,253	184	143	5,145	4,906
Proved Undeveloped (2) (7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	8,045	7,172	-	-	40,947	38,215	1,051	866	15,920	14,407
France	1,017	984	-	-	-	-	-	-	1,017	984
Ireland	-	-	-	-	91,954	91,954	-	-	15,326	15,326
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	9,062	8,157	-	-	132,901	130,170	1,051	866	32,263	30,717
Proved (2)
Australia	10,327	10,327	-	-	-	-	-	-	10,327	10,327
Canada	18,115	15,540	17	16	114,014	103,980	3,565	2,544	40,700	35,430
France	32,516	30,522	-	-	1,377	1,336	-	-	32,746	30,744
Ireland	-	-	-	-	91,954	91,954	-	-	15,326	15,326
Netherlands	-	-	-	-	36,606	36,606	62	62	6,163	6,163
Total Proved	60,959	56,389	17	16	243,951	233,875	3,627	2,606	105,262	97,991
Probable (3)
Australia	6,815	6,815	-	-	-	-	-	-	6,816	6,816
Canada	14,099	11,888	3	3	65,654	60,267	2,026	1,522	27,070	23,457
France	14,263	13,392	-	-	23	23	-	-	14,266	13,396
Ireland	-	-	-	-	35,078	35,078	-	-	5,846	5,846
Netherlands	-	-	-	-	33,277	33,277	60	60	5,607	5,607
Total Probable	35,177	32,095	3	3	134,033	128,646	2,086	1,582	59,605	55,121
Proved Plus Probable (2) (3)
Australia	17,143	17,143	-	-	-	-	-	-	17,143	17,143
Canada	32,214	27,428	20	19	179,668	164,247	5,591	4,066	67,770	58,887
France	46,779	43,914	-	-	1,401	1,358	-	-	47,012	44,140
Ireland	-	-	-	-	127,033	127,033	-	-	21,172	21,172
Netherlands	-	-	-	-	69,883	69,883	123	123	11,770	11,770
Total Proved Plus Probable	96,136	88,484	20	19	377,984	362,521	5,713	4,188	164,867	153,111

Table 5: Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs (8)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (5)
Australia	494,122	448,134	409,522	376,948	349,281	243,707	220,036	200,192	183,496	169,361
Canada	720,151	571,011	473,635	405,829	356,227	720,151	571,011	473,635	405,829	356,227
France	1,840,380	1,360,328	1,096,420	929,750	814,095	1,346,767	1,007,535	815,310	691,887	605,409
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	95,859	96,540	95,068	92,801	90,287	59,351	61,232	60,854	59,590	57,997
Total Proved Developed Producing	3,150,512	2,476,013	2,074,645	1,805,329	1,609,890	2,369,977	1,859,814	1,549,991	1,340,802	1,188,995
Proved Developed Non-Producing (2) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	58,017	45,252	37,604	32,430	28,672	58,017	45,252	37,604	32,430	28,672
France	36,048	26,937	21,530	17,961	15,415	23,500	17,340	13,696	11,299	9,598
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	127,942	105,445	89,847	78,497	69,903	92,674	73,423	60,477	51,329	44,592
Total Proved Developed Non-Producing	222,007	177,634	148,982	128,887	113,989	174,191	136,015	111,777	95,058	82,861
Proved Undeveloped (2) (7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	427,998	272,807	176,581	113,758	70,957	426,312	272,031	176,211	113,575	70,863
France	62,306	35,200	23,126	15,933	11,043	40,767	21,078	12,160	6,890	3,377
Ireland	596,255	421,845	300,004	212,839	149,179	596,255	421,845	300,004	212,839	149,179
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	1,086,558	729,852	499,712	342,531	231,178	1,063,333	714,953	488,375	333,305	223,419
Proved (2)
Australia	494,122	448,134	409,522	376,948	349,281	243,707	220,036	200,192	183,496	169,361
Canada	1,206,166	889,070	687,821	552,017	455,855	1,204,480	888,294	687,450	551,834	455,762
France	1,938,734	1,422,465	1,141,077	963,644	840,552	1,411,034	1,045,952	841,167	710,076	618,385
Ireland	596,255	421,845	300,004	212,839	149,179	596,255	421,845	300,004	212,839	149,179
Netherlands	223,801	201,985	184,915	171,298	160,190	152,025	134,656	121,331	110,919	102,589
Total Proved	4,459,077	3,383,499	2,723,339	2,276,748	1,955,057	3,607,500	2,710,782	2,150,144	1,769,165	1,495,276
Probable (3)
Australia	358,056	294,555	246,961	210,946	183,257	160,229	127,615	103,409	85,320	71,604
Canada	1,003,214	617,181	410,603	289,652	213,464	758,875	475,240	323,042	232,898	175,146
France	1,043,805	566,413	365,741	259,204	194,393	680,950	364,010	229,354	157,906	114,676
Ireland	343,183	221,294	148,593	103,454	74,378	343,183	221,294	148,593	103,454	74,378
Netherlands	290,794	215,925	171,706	143,092	123,206	161,323	119,036	94,056	77,928	66,768
Total Probable	3,039,051	1,915,368	1,343,605	1,006,348	788,698	2,104,560	1,307,195	898,454	657,506	502,572
Proved Plus Probable (2) (3)
Australia	852,178	742,689	656,483	587,895	532,539	403,936	347,650	303,601	268,816	240,965
Canada	2,209,380	1,506,251	1,098,424	841,669	669,319	1,963,355	1,363,534	1,010,492	784,732	630,909
France	2,982,538	1,988,878	1,506,818	1,222,848	1,034,945	2,091,984	1,409,963	1,070,520	867,983	733,061
Ireland	939,437	643,138	448,598	316,293	223,556	939,437	643,138	448,598	316,293	223,556
Netherlands	514,595	417,910	356,621	314,390	283,396	313,348	253,692	215,387	188,847	169,357
Total Proved Plus Probable	7,498,128	5,298,866	4,066,944	3,283,095	2,743,755	5,712,060	4,017,977	3,048,598	2,426,671	1,997,848

Table 6: Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs (8)

(M$)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Proved (2)
Australia	1,124,862	-	561,774	39,302	29,665	494,122	250,415	243,707
Canada	2,654,946	350,011	650,972	412,269	35,528	1,206,166	1,686	1,204,480
France	3,377,006	208,626	962,343	92,573	174,730	1,938,734	527,700	1,411,034
Ireland	983,693	-	156,907	221,938	8,594	596,255	-	596,255
Netherlands	388,643	-	114,058	12,490	38,294	223,801	71,776	152,025
Total Proved	8,529,150	558,637	2,446,054	778,571	286,811	4,459,077	851,576	3,607,500
Proved Plus Probable (2) (3)
Australia	1,898,680	-	902,469	107,302	36,732	852,178	448,242	403,936
Canada	4,663,789	632,948	1,026,259	748,323	46,880	2,209,380	246,025	1,963,355
France	5,000,274	309,459	1,303,425	195,458	209,392	2,982,538	890,555	2,091,984
Ireland	1,381,321	-	210,825	221,938	9,120	939,437	-	939,437
Netherlands	767,437	-	182,705	24,420	45,717	514,595	201,247	313,348
Total Proved Plus Probable	13,711,501	942,407	3,625,684	1,297,440	347,842	7,498,128	1,786,068	5,712,060

Table 7: Future Net Revenue by Production Group Based on Forecast Prices and Costs (8)

	Future Net Revenue Before Income Taxes (a) (Discounted at 10% Per Year)	Unit Value
Proved Developed Producing	(M$)	($/boe)
Light and medium oil (b)	1,848,495	37.05
Natural gas (c)	218,929	19.46
Non-conventional oil and gas activities	7,221	5.91
Total Proved Developed Producing	2,074,645	33.26
Proved Developed Non-Producing
Light and medium oil (b)	52,002	40.53
Natural gas (c)	94,969	30.44
Non-conventional oil and gas activities	2,010	4.00
Total Proved Developed Non-Producing	148,982	30.37
Proved Undeveloped
Light and medium oil (b)	172,789	15.91
Natural gas (c)	320,842	17.67
Non-conventional oil and gas activities	6,081	3.58
Total Proved Undeveloped	499,712	16.27
Proved
Light and medium oil (b)	2,073,743	33.43
Natural gas (c)	634,291	19.50
Non-conventional oil and gas activities	15,305	4.47
Total Proved	2,723,339	27.79
Probable
Light and medium oil (b)	969,797	26.39
Natural gas (c)	366,288	22.16
Non-conventional oil and gas activities	7,521	4.08
Total Probable	1,343,605	24.38
Proved Plus Probable
Light and medium oil (b)	3,043,586	30.81
Natural gas (c)	1,000,532	20.39
Non-conventional oil and gas activities	22,826	4.33
Total Proved Plus Probable	4,066,944	26.56

Notes to Table 7 Above:

(a)	Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups.
Unit values are based on Company Net Reserves. Net present values of reserves categories are an approximation based on major products.
(b)	Including solution gas and other by-products.
(c)	Including by-products but excluding solution gas.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's gross light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2012 compared to such reserves as at December 31, 2011 based on the forecast price and cost assumptions set forth in Table 1 above.

Table 8: Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

AUSTRALIA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	12,697	4,800	17,497	12,697	4,800	17,497	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	2,000	2,000	-	2,000	2,000	-	-	-	-	-	-
Technical Revisions	53	36	89	53	36	89	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(95)	(20)	(115)	(95)	(20)	(115)	-	-	-	-	-	-
Production	(2,328)	-	(2,328)	(2,328)	-	(2,328)	-	-	-	-	-	-
At December 31, 2012	10,327	6,816	17,143	10,327	6,816	17,143	-	-	-	-	-	-
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	-	-	-	-	-	-	-	-	-	12,697	4,800	17,497
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	2,000	2,000
Technical Revisions	-	-	-	-	-	-	-	-	-	53	36	89
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	(95)	(20)	(115)
Production	-	-	-	-	-	-	-	-	-	(2,328)	-	(2,328)
At December 31, 2012	-	-	-	-	-	-	-	-	-	10,327	6,816	17,143

CANADA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	15,972	14,038	30,010	15,953	14,035	29,988	19	3	22	3,358	1,662	5,020
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,568	800	4,368	3,568	800	4,368	-	-	-	489	331	820
Technical Revisions	1,395	(736)	659	1,393	(736)	657	2	-	2	169	33	202
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,803)	-	(2,803)	(2,799)	-	(2,799)	(4)	-	(4)	(451)	-	(451)
At December 31, 2012	18,132	14,102	32,234	18,115	14,099	32,214	17	3	20	3,565	2,026	5,591
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	116,411	58,525	174,936	91,493	48,764	140,257	24,918	9,761	34,679	38,732	25,454	64,186
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	12,449	7,178	19,627	12,449	7,178	19,627	-	-	-	6,132	2,327	8,459
Technical Revisions	2,132	(433)	1,699	102	(2,229)	(2,127)	2,030	1,796	3,826	1,920	(775)	1,145
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(3,252)	384	(2,868)	-	-	-	(3,252)	384	(2,868)	(542)	64	(478)
Production	(13,726)	-	(13,726)	(12,066)	-	(12,066)	(1,660)	-	(1,660)	(5,542)	-	(5,542)
At December 31, 2012	114,014	65,654	179,668	91,978	53,713	145,691	22,036	11,941	33,977	40,700	27,070	67,770

FRANCE	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	24,127	11,801	35,928	24,127	11,801	35,928	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	106	130	236	106	130	236	-	-	-	-	-	-
Technical Revisions	1,089	268	1,357	1,089	268	1,357	-	-	-	-	-	-
Acquisitions	10,836	2,064	12,900	10,836	2,064	12,900	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(3,642)	-	(3,642)	(3,642)	-	(3,642)	-	-	-	-	-	-
At December 31, 2012	32,516	14,263	46,779	32,516	14,263	46,779	-	-	-	-	-	-
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	596	19	615	596	19	615	-	-	-	24,226	11,805	36,031
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	106	130	236
Technical Revisions	1,088	5	1,093	1,088	5	1,093	-	-	-	1,271	267	1,538
Acquisitions	1,007	-	1,007	1,007	-	1,007	-	-	-	11,004	2,064	13,068
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(1,314)	-	(1,314)	(1,314)	-	(1,314)	-	-	-	(3,861)	-	(3,861)
At December 31, 2012	1,377	24	1,401	1,377	24	1,401	-	-	-	32,746	14,266	47,012

IRELAND	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2012	-	-	-	-	-	-	-	-	-	-	-	-
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	91,991	12,968	104,959	91,991	12,968	104,959	-	-	-	15,332	2,161	17,493
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	22,074	22,074	-	22,074	22,074	-	-	-	-	3,679	3,679
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(37)	37	-	(37)	37	-	-	-	-	(6)	6	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2012	91,954	35,079	127,033	91,954	35,079	127,033	-	-	-	15,326	5,846	21,172

NETHERLANDS	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	-	-	-	-	-	-	-	-	-	51	56	107
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	6	4	10
Technical Revisions	-	-	-	-	-	-	-	-	-	29	(2)	27
Acquisitions	-	-	-	-	-	-	-	-	-	-	2	2
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(24)	-	(24)
At December 31, 2012	-	-	-	-	-	-	-	-	-	62	61	123
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	32,768	32,740	65,508	32,768	32,740	65,508	-	-	-	5,512	5,513	11,025
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,333	3,633	6,966	3,333	3,633	6,966	-	-	-	562	610	1,172
Technical Revisions	12,134	(3,265)	8,869	12,134	(3,265)	8,869	-	-	-	2,052	(547)	1,505
Acquisitions	854	169	1,023	854	169	1,023	-	-	-	142	31	173
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(12,483)	-	(12,483)	(12,483)	-	(12,483)	-	-	-	(2,105)	-	(2,105)
At December 31, 2012	36,606	33,277	69,883	36,606	33,277	69,883	-	-	-	6,163	5,607	11,770

TOTAL COMPANY	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	52,796	30,639	83,435	52,777	30,636	83,413	19	3	22	3,409	1,718	5,127
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,674	2,930	6,604	3,674	2,930	6,604	-	-	-	495	336	831
Technical Revisions	2,537	(432)	2,105	2,535	(432)	2,103	2	-	2	199	30	229
Acquisitions	10,836	2,064	12,900	10,836	2,064	12,900	-	-	-	-	2	2
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(95)	(20)	(115)	(95)	(20)	(115)	-	-	-	-	-	-
Production	(8,773)	-	(8,773)	(8,769)	-	(8,769)	(4)	-	(4)	(476)	-	(476)
At December 31, 2012	60,975	35,181	96,156	60,958	35,178	96,136	17	3	20	3,627	2,086	5,714
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	241,766	104,252	346,018	216,848	94,491	311,339	24,918	9,761	34,679	96,499	49,733	146,232
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	15,782	10,811	26,593	15,782	10,811	26,593	-	-	-	6,800	5,067	11,867
Technical Revisions	15,354	18,381	33,735	13,324	16,585	29,909	2,030	1,796	3,826	5,296	2,660	7,956
Acquisitions	1,861	169	2,030	1,861	169	2,030	-	-	-	11,146	2,095	13,241
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(3,289)	421	(2,868)	(37)	37	-	(3,252)	384	(2,868)	(643)	50	(593)
Production	(27,523)	-	(27,523)	(25,863)	-	(25,863)	(1,660)	-	(1,660)	(13,836)	-	(13,836)
At December 31, 2012	243,951	134,034	377,985	221,915	122,093	344,008	22,036	11,941	33,977	105,262	59,605	164,867

Notes to Tables 1-8 Above:

(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net Reserves"
are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above.  See "Table 1: Forecast Prices used in Estimates".  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs).

Table 9: Future Development Costs

(M$)	Total Proved Estimated Using Forecast Prices and Costs	Total Proved Plus Probable Estimated Using Forecast Prices and Costs
Australia
2013	18,600	86,600
2014	3,978	3,978
2015	4,058	4,058
2016	4,139	4,139
2017	4,221	4,221
Remainder	4,306	4,306
Total for all years undiscounted	39,302	107,302
Canada
2013	168,444	226,171
2014	108,811	257,861
2015	117,781	197,234
2016	3,236	48,677
2017	2,555	3,226
Remainder	11,442	15,154
Total for all years undiscounted	412,269	748,323
France
2013	18,221	35,211
2014	32,149	66,161
2015	6,586	50,914
2016	5,797	13,353
2017	5,879	5,879
Remainder	23,941	23,941
Total for all years undiscounted	92,573	195,458
Ireland
2013	84,404	84,404
2014	75,313	75,313
2015	45,674	45,674
2016	16,547	16,547
2017	-	-
Remainder	-	-
Total for all years undiscounted	221,938	221,938
Netherlands
2013	4,234	2,842
2014	408	2,632
2015	416	11,515
2016	424	424
2017	433	433
Remainder	6,574	6,574
Total for all years undiscounted	12,490	24,420
Total Company
2013	293,903	435,228
2014	220,659	405,945
2015	174,515	309,394
2016	30,143	83,140
2017	13,088	13,759
Remainder	46,263	49,975
Total for all years undiscounted	778,571	1,297,440

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from the existing credit facility or equity financing.  It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion's reserves or future net revenue.

CONTINGENT AND PROSPECTIVE RESOURCES

Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2012 (the "GLJ Resources Assessment").

All contingent and prospective resources evaluated in the GLJ Resources Assessment were deemed economic at the effective date of December 31, 2012.

The estimates of volumes of, and the net present value of the future net revenue attributable to, contingent resources and prospective resources in this news release are derived from the GLJ Resources Assessment. The GLJ Resources Assessment was prepared in accordance with COGEH and NI 51-101 by GLJ, an independent qualified reserve evaluator.

A range of contingent and prospective resources estimates (low, best and high) were prepared by GLJ.  See notes 5 to 8 of following Table 11 in this section for a description of low estimate, best estimate and high estimate.

Contingent Resources

"Contingent resources" are not, and should not be confused with, petroleum and natural gas reserves. "Contingent resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

The primary contingencies which currently prevent the classification of Vermilion's contingent resource as reserves include but are not limited to:

•	preparation of firm development plans, including determination of the specific scope and timing of projects;
•	project sanction;
•	access to capital markets;
•	shareholder and regulatory approvals;
•	access to required services and field development infrastructure;
•	oil and natural gas prices in Canada and internationally in jurisdictions in which Vermilion operates;
•	demonstration of economic viability;
•	future drilling program and testing results;
•	further reservoir delineation and studies;
•	facility design work;
•	limitations to development based on adverse topography or other surface restrictions; and
•	the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future.  The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources.  Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein.

Prospective Resources

Prospective resources are not, and should not be confused with, petroleum and natural gas reserves. "Prospective resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

There is no certainty that any portion of the prospective resources will be discovered.  If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only. Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.

Summary information regarding contingent and prospective resources and net present values of future net revenues from contingent and prospective resources are set forth below

Table 10: Company Resources as at December 31, 2012 (1) - Forecast Prices and Costs (2) (9)

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
Oil and NGLs	P+P (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)
Australia	17,143	2,650	6,800	10,800	-	-	-	2,650	6,800	10,800	-	-	-
Canada	37,825	33,118	52,774	70,961	1,843	107,438	273,092	28,596	44,534	57,903	1,628	84,979	208,046
France	46,779	6,425	16,995	25,496	-	-	-	6,138	16,013	24,019	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-	-
Netherlands	123	-	-	-	-	-	-	-	-	-	-	-	-
Total	101,870	42,193	76,569	107,257	1,843	107,438	273,092	37,384	67,347	92,722	1,628	84,979	208,046

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
Natural Gas	P+P (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)
Australia	0	-	-	-	-	-	-	-	-	-	-	-	-
Canada	179,668	235,714	483,135	696,279	46,638	851,884	1,607,204	221,905	453,008	644,338	44,314	795,494	1,490,947
France	1,401	9,060	11,518	14,448	-	-	-	9,060	11,518	14,448	-	-	-
Ireland	127,033	5,336	11,357	36,381	-	-	-	5,336	11,357	36,381	-	-	-
Netherlands	69,883	-	-	-	-	-	-	-	-	-	-	-	-
Total	377,985	250,110	506,010	747,108	46,638	851,884	1,607,204	236,301	475,883	695,167	44,314	795,494	1,490,947

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
Total Oil Equivalent	P+P (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)
Australia	17,143	2,650	6,800	10,800	-	-	-	2,650	6,800	10,800	-	-	-
Canada	67,770	72,403	133,295	187,009	9,617	249,418	540,959	65,580	120,035	165,293	9,013	217,562	456,538
France	47,012	7,935	18,915	27,904	-	-	-	7,648	17,933	26,427	-	-	-
Ireland	21,172	889	1,893	6,064	-	-	-	889	1,893	6,064	-	-	-
Netherlands	11,770	-	-	-	-	-	-	-	-	-	-	-	-
Total	164,867	83,877	160,903	231,777	9,617	249,418	540,959	76,767	146,661	208,584	9,013	217,562	456,538

Table 11: Summary of Net Present Value of Future Net Revenues as at December 31, 2012 - Forecast Prices and Costs (2)

Contingent Resources	Before Income Taxes, Discounted at (% per year) (8)
(M$)	0%	5%	8%	10%
Low Estimate (C1) (5)
Australia	61,997	42,959	34,570	29,925
Canada	1,712,572	916,122	639,548	505,146
France	407,270	254,130	196,928	167,539
Ireland	11,326	7,172	5,525	4,668
Netherlands	-	-	-	-
Total Low Estimate	2,193,165	1,220,383	876,571	707,278
Best Estimate (C2) (6)
Australia	425,329	313,355	263,812	236,225
Canada	3,406,612	1,888,778	1,362,746	1,106,275
France	1,048,302	596,063	443,433	368,654
Ireland	56,139	26,608	16,563	11,774
Netherlands	-	-	-	-
Total Best Estimate	4,936,382	2,824,804	2,086,554	1,722,928
High Estimate (C3) (7)
Australia	851,871	623,288	523,927	469,059
Canada	5,305,454	2,945,112	2,149,158	1,764,334
France	1,831,541	1,014,848	761,127	639,965
Ireland	288,983	107,560	57,142	35,814
Netherlands	-	-	-	-
Total High Estimate	8,277,849	4,690,808	3,491,354	2,909,172

Prospective Resources	Before Income Taxes, Discounted at (% per year) (8)
(M$)	0%	5%	8%	10%
Low Estimate (Pr1) (5)
Australia	-	-	-	-
Canada	143,088	73,319	50,068	39,096
France	-	-	-	-
Ireland	-	-	-	-
Netherlands	-	-	-	-
Total Low Estimate	143,088	73,319	50,068	39,096
Best Estimate (Pr2) (6)
Australia	-	-	-	-
Canada	4,766,626	1,963,420	1,152,054	800,693
France	-	-	-	-
Ireland	-	-	-	-
Netherlands	-	-	-	-
Total Best Estimate	4,766,626	1,963,420	1,152,054	800,693
High Estimate (Pr3) (7)
Australia	-	-	-	-
Canada	21,714,243	10,061,738	6,736,117	5,263,776
France	-	-	-	-
Ireland	-	-	-	-
Netherlands	-	-	-	-
Total High Estimate	21,714,243	10,061,738	6,736,117	5,263,776

Notes to Table 10-11 Above:

(1)	The contingent resource assessments were prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and NI 51-101. Contingent resource is defined in the Canadian Oil and Gas Evaluation Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.
(2)	The forecast price and cost assumptions utilized in the year-end 2012 reserves report were also utilized by GLJ in preparing the contingent resource assessments. See "GLJ December 31, 2012 Forecast Prices" in this news release.
(3)	Proved plus probable gross reserve volumes are based on the year-end 2012 reserves report.
(4)	GLJ prepared the estimates of contingent and prospective resources shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table. Gross means the Company's working interest share in the resources before deducting royalties. Net means the Company's working interest share in the resources after deduction of royalties.
(5)	Low estimate is considered to be a conservative estimate of the quantity of contingent (C1) or prospective (Pr1) resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those contingent or prospective resources at the low end of the estimate range have the highest degree of certainty - a 90% confidence level - that the actual quantities recovered will be equal or exceed the estimate.
(6)	Best estimate is considered to be the best estimate of the quantity of contingent (C2) or prospective (Pr2) resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those contingent or prospective resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will be equal or exceed the estimate.
(7)	High estimate is considered to be an optimistic estimate of the quantity of contingent (C3) or prospective (Pr3) resources that will actually be recovered. It is unlikely that the actual remaining quantities of contingent or prospective resources recovered will meet or exceed the high estimate. Those contingent or prospective resources at the high end of the estimate range have a lower degree of certainty - a 10% confidence level - that the actual quantities recovered will equal or exceed the estimate.
(8)	The net present value of future net revenue attributable to the contingent or prospective resources does not necessarily represent the fair market value of the contingent or prospective resources. Estimated abandonment and reclamation costs have been included in the evaluation.
(9)	"Gross" Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net" Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in Reserves or Contingent Resources or Prospective Resources.

ABOUT VERMILION

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per month per share.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF. Vermilion has initiated the process with the NYSE Euronext for a secondary listing of the Company's common shares on the NYSE Euronext's New York Stock Exchange ("NYSE"). Listing will be subject to fulfilling all of the listing requirements of the NYSE. Pending receipt of all applicable exchange and regulatory approvals, the Company expects its common shares will be listed on the NYSE during the first quarter of 2013 under the ticker symbol "VET".

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Fund flows from operations and recycle ratio are non-GAAP (as defined herein) measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. "Recycle Ratio" means a measure of capital efficiency calculated by dividing the operating netback of production by the cost of adding reserves. "Netbacks" are per boe and per Mcf measures used in operational and capital allocation decisions. After-tax cash flow netbacks are calculated as cash flow from operating activities (determined in accordance with GAAP) expressed on a per boe basis.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Anthony Marino, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO and/or Dean N. Morrison, Director Investor Relations

TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:01e 04-MAR-13